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SEC FILE NUMBER
8 - 38515

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CBIS Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Jorie Blvd
(No. and Street)

Oak Brook — IL — 60523-2262
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neal J. Berkowitz — 800-592-8890
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name -- *if individual, state last, first, middle name*)

1212 Avenue of the Americas — Suite 1200 — New York — NY — 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Neal J. Berkowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CBIS Financial Services, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALEX CHAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CH6176038
Qualified In Queens County
My Commission Expires October 29, 2011

Notary Public

Signature

Vice President and Chief Financial Officer

Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

Index

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants

To the Board of Directors
CBIS Financial Services, Inc.

We have audited the accompanying statements of financial condition of CBIS Financial Services, Inc., a wholly-owned subsidiary of Christian Brothers Investment Services, Inc., as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CBIS Financial Services, Inc. as of December 31, 2009 and 2008, and its results of operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

New York, New York
February 9, 2010

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2009 AND 2008

ASSETS	2009	2008
Cash	$ 40,390	$ 60,589
Prepaid expenses and other current assets	40,024	29,330
Deposits	4,977	6,682
Income taxes receivable from Parent	83,282	59,530
Totals	$ 168,673	$ 156,131
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities - due to Parent	$ 800	$ 800
Stockholder's equity:		
Common stock, no par value; 200 shares authorized, issued and outstanding	2,000	2,000
Additional paid-in capital	326,000	284,000
Accumulated deficit	(160,127)	(130,669)
Total stockholder's equity	167,873	155,331
Totals	$ 168,673	$ 156,131

See Notes to Financial Statements.

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Income - Interest income	$ 295	$ 498
Expenses:		
Supplies and other expenses	8,064	8,564
Professional fees	33,736	33,712
Staff development	11,705	6,123
Totals	53,505	48,399
Loss before income taxes	(53,210)	(47,901)
Credit for income taxes	(23,752)	(21,331)
Net loss	$ (29,458)	$ (26,570)

See Notes to Financial Statements.

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common Stock				
	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2008	200	$ 2,000	$ 242,000	$ (104,099)	$ 139,901
Capital contribution from Parent			42,000		42,000
Net loss				(26,570)	(26,570)
Balance, December 31, 2008	200	2,000	284,000	(130,669)	155,331
Capital contribution from Parent			42,000		42,000
Net loss				(29,458)	(29,458)
Balance, December 31, 2009	200	$ 2,000	$ 326,000	$ (160,127)	$ 167,873

See Notes to Financial Statements.

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Operating activities:		
Net loss	**$ (29,458)**	$ (26,570)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses and other current assets	**(10,694)**	(330)
Other receivable	**-**	35,000
Deposits	**1,705**	(5,071)
Income taxes receivable from Parent	**(23,752)**	(21,331)
Net cash used in operating activities	**(62,199)**	(18,302)
Financing activities - capital contribution from Parent	**42,000**	42,000
Net increase (decrease) in cash	**(20,199)**	23,698
Cash, beginning of year	**60,589**	36,891
Cash, end of year	**$ 40,390**	$ 60,589

See Notes to Financial Statements.

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization and summary of significant accounting policies:

Organization and business:

CBIS Financial Services, Inc. (the "Company") is a wholly-owned subsidiary of Christian Brothers Investment Services, Inc. (the "Parent"). The principal business of the Company is that of a securities broker in primarily pooled investment funds exempt from the Investment Company Act of 1940 (the "1940 Act"). The Company acts as the placement agent for the CBIS Global Funds plc, for which the Parent is the investment advisor, and the sub-placement agent for an unrelated multi-strategy fund.

The Company is a member of the Financial Industry Regulatory Authority ("FINRA") (successor to the National Association of Securities Dealers, Inc.) and the Securities Investors Protection Corporation and is registered with the Securities and Exchange Commission ("SEC").

The Company has an agreement with another broker-dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform recordkeeping functions and, consequently, operates under the exemptive provisions of SEC rule 15c3-3k(2)(ii).

Administrative services and distribution fees:

Administrative services and distribution fees are recognized in the period in which the services are performed.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in bank deposit and other accounts the balances of which, at times, may exceed Federally insured limits. Exposure to credit risk is reduced by placing such deposits in high-credit-quality financial institutions.

Income taxes:

The Parent files consolidated Federal and combined state and local income tax returns with the Company and, accordingly, the Company's taxable income or loss is included in such tax returns.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization and summary of significant accounting policies (continued):

Income taxes (concluded):

The Parent and the Company account for income taxes pursuant to the asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Parent allocates the current provision for income taxes to the Company based on the Company's pro rata share of the annual consolidated income or loss reported by the Parent and the Company for income tax purposes. Deferred tax provisions are recorded by the Company based upon the expected future Federal, state and local income tax consequences of temporary differences generated as a result of its own operations. The Parent records the consolidated deferred tax assets and liabilities.

At December 31, 2009 and 2008, the Company has recorded income taxes receivable from Parent, which represents the Company's tax benefit derived from its taxable loss included in the consolidated and combined income tax returns filed by the Parent.

The Company adopted the new accounting for uncertainty in income taxes guidance on January 1, 2009. The adoption of that guidance did not result in the recognition of any unrecognized tax benefits and the Company has no unrecognized tax benefits at December 31, 2009. The Company's U.S. Federal and state income tax returns prior to fiscal year 2006 are closed and management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with uncertain tax positions as part of the income tax provision and includes accrued interest and penalties with the related tax liability in the balance sheet.

Subsequent events:

The Company has evaluated subsequent events through February 9, 2010, which is the date the financial statements were available to be issued.

NOTES TO FINANCIAL STATEMENTS

Note 2 - Administrative services fee and related party transactions:

The Company is party to a service agreement with the Parent. Services provided to the Parent include coordination of licensing and registration procedures, monitoring the monthly preparation of participants' statements for pooled investment fund accounts managed by the Parent and provision of data processing, recordkeeping and bookkeeping services to the Parent as needed. The fee for such services was $3,500 per month in both 2009 and 2008.

Based upon FINRA regulations, the Company recorded the 2009 and 2008 fees ($42,000 for each year) as additional paid-in capital.

The Company also has an agreement with the Parent to pay for services provided by the Parent. The services provided by the Parent include use of computer and software systems, postage and general office supplies. The fee for such service is $2,016 per quarter in both 2009 and 2008.

Note 3 - Clearing and brokerage agreements:

The Company has entered into a custodian agreement with a clearing broker to provide clearing, execution and other security related services on a fully-disclosed basis. Clearing fees are charged on a flat fee per transaction basis, or a flat transaction basis plus a percentage of total security volume, with minimum transaction fees applicable.

Note 4 - Placement agent agreement:

In October 2009, the Company entered into an agreement whereby the Company will serve as the sub-placement agent for certain hedge funds in exchange for a portion of the placement agent's fees. No such fees were earned during the year ended December 31, 2009.

Note 5 - Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009 and 2008, the Company had net capital of $39,590 and $59,836, respectively, which was in excess of its required minimum net capital of $5,000. The Company's net capital ratio for 2009 and 2008 was .00 to 1 and .00 to 1, respectively.

CBIS FINANCIAL SERVICES, INC.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2009 AND 2008

	2009	2008
Net capital:		
Total stockholder's equity	$167,873	$155,331
Deductible nonallowable assets:		
Prepaid expenses and other current assets	40,024	29,283
Deposits	4,977	6,682
Income taxes receivable from Parent	83,282	59,530
Totals	128,283	95,495
Net capital	$ 39,590	$ 59,836
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)	$ 5,000	$ 5,000
Excess of net capital over minimum net capital	$ 34,590	$ 54,836
Ratio of aggregate indebtedness to net capital	.00	.00

There are no material discrepancies between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2009.

See Report of Independent Public Accountants.

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants on Internal Control
Required by Securities and Exchange Commission Rule 17a-5

To the Board of Directors
CBIS Financial Services, Inc.

In planning and performing our audit of the financial statements of CBIS Financial Services, Inc. (the "Company"), a wholly-owned subsidiary of Christian Brothers Investment Services, Inc., as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the 2009 financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal

control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

New York, New York
February 9, 2010

CBIS Financial Services, Inc.
(A Wholly-owned Subsidiary of Christian Brothers Investment Services, Inc.)

Report on Financial Statements
(With Supplementary Information)

Years Ended December 31, 2009 and 2008